SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Initial Filing)

                                MYPLAN USA, INC.
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                  62856F 10 1
                                 (CUSIP Number)

                                   Do Suk Kim
                           318 Homer Street, Suite 701
                              Vancouver, BC V6V 1K4
                                (604) 647-0801
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               August 21, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 INITIAL FILING
                                       OF
                                  SCHEDULE 13D

----------------------                                              -----------
CUSIP No. 62856F 10 1                                               Page 2 of 4
----------------------                                              -----------

===============================================================================
1         NAME OF REPORTING PERSON - I.R.S. IDENTIFICATION NOS. OF ABOVE
           PERSONS (ENTITIES ONLY)

                 Do Suk Kim
------------------------------------------------------------------- -----------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                                 (b)  [X]
-------------------------------------------------------------------------------
3         SEC USE ONLY
-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
                 PF
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(E)                                  [  ]
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                 Korea
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------------
7         SOLE VOTING POWER
                 6,137,960
-------------------------------------------------------------------------------
8.        SHARED VOTING POWER
                 nil
-------------------------------------------------------------------------------
9         SOLE DISPOSITIVE POWER
                 6,137,960
-------------------------------------------------------------------------------
10        SHARED DISPOSITIVE POWER
                 nil
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 6,137,960
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               [  ]
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 36.07%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                 IN

*SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

                                 INITIAL FILING
                                       OF
                                  SCHEDULE 13D

---------------------                                                -----------
CUSIP No. 62856F 10 1                                                Page 3 of 4
---------------------                                                -----------

ITEM  1.  SECURITY  AND  ISSUER.

The title and class of securities to which this Schedule 13D relates is the shares of common stock, par value $0.001 per share ("Common Stock"), of MyPlan USA, Inc. a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is 318 Homer Street, Suite 701, Vancouver, British Columbia, Canada, V6V 1K4, (604) 647-0801.

ITEM  2.  IDENTITY  AND  BACKGROUND.

(a)  The name of the Reporting Person is Do Suk Kim.

(b) Mr. Kim's principal residential address is 101 - 405 Samsung Chungdam Apartment 42, Chungdam-dong, Suhcho-gu, Seoul, Korea.

(c)  Mr. Kim is a private investor.

(d) Mr. Kim has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

(e) In the past five years, Mr. Kim has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Kim is a citizen of Korea.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

On August 17, 2001, Mr. Kim paid $61,379.60 in cash from his personal funds to the Issuer to acquire 6,137,960 shares of common stock of the Issuer.

ITEM  4.  PURPOSE  OF  TRANSACTION.

Mr. Kim founded the Company with the intention of building his investment over the long term. Mr. Kim has no current intention to sell any of his shares in the Issuer.

On August 21, 2001, the Issuer, a Nevada corporation, executed an Agreement and Plan of Merger with VJG4, Inc., a Washington corporation with its common stock registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "34 Act"). VJG4 merged with and into the Issuer and the Issuer, as the surviving entity, assumed the public company status of VJG4 pursuant to Rule 12g-3 of the 34 Act. For further details about the merger, see the Issuer's report on Form 8-K 12g-3, as amended, dated August 20, 2001 and filed with the SEC on December 14, 2001.

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CUSIP  No. 62856F 10 1                                            Page  4  of  4
----------------------                                            --------------


ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

Mr. Kim beneficially owns 6,137,960 shares of common stock of the Issuer, or 36.07% of the outstanding shares of common stock of the Issuer. Mr. Kim has sole power to vote and dispose of the 6,137,960 shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

None.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2002


 /s/  Do Suk Kim
-------------------------
      Do Suk Kim